UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-12213

A.              Full title of the plan and address of the plan, if different from that of the issuer named below:

COVANCE 401(k) SAVINGS PLAN

B.                Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COVANCE INC.

210 CARNEGIE CENTER

PRINCETON, NEW JERSEY 08540

Covance 401(k) Savings Plan

Financial Statements

and Supplemental Schedule

December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of the

Covance 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Covance 401(k) Savings Plan as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management.  The information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

MetroPark, New Jersey	/s/ Ernst & Young LLP
June 22, 2012

Covance 401(k) Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

(Dollars in thousands)	2011	2010

Assets:
Investments at fair value:
Registered investment companies	$367,298	$363,835
Covance stock fund	70,325	88,727
Common collective trusts	52,929	47,574
Total investments at fair value	490,552	500,136

Notes receivable from participants	7,639	7,646
Participant contribution receivable	1,002	338
Employer contribution receivable	150	175
Total assets	499,343	508,295

Liabilities:
Other liabilities	12	36
Net assets available for benefits, reflecting investments at fair value	499,331	508,259

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(1,286)	(397)

Net assets available for benefits	$498,045	$507,862

See accompanying notes.

Covance 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2011 and 2010

(Dollars in thousands)	2011	2010

Additions to (deductions from) net assets attributable to:
Investment (loss) income:
Interest and dividends	$9,992	$7,127
Net (depreciation) appreciation in fair value of investments	(24,399)	34,388
Net investment (loss) income	(14,407)	41,515

Contributions:
Participant	31,736	31,144
Rollovers	2,975	3,072
Employer	14,680	19,771
Total contributions	49,391	53,987

Benefits paid to participants	(44,680)	(35,710)
Administrative fees	(121)	(97)
Net (decrease) increase in net assets available for benefits	(9,817)	59,695

Net assets available for benefits at beginning of year	507,862	448,167
Net assets available for benefits at end of year	$498,045	$507,862

See accompanying notes.

Covance 401(k) Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

1. Description of the Plan

The following description of the Covance 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan qualified under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”) and includes assets transferred effective December 31, 1999 from the Covance Employee Stock Ownership Plan (the “ESOP”).  The ESOP was designed to comply with Section 4975(e)(7) and the regulations thereunder the Code. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Employees hired after December 31, 1998 are not eligible to participate in the ESOP and Covance Inc. (the “Company”) does not intend to make any future contributions to the ESOP.

Eligibility

Any U.S. employee who has completed one hour of service is eligible to participate in the Plan; however, an employee is only eligible to receive employer matching contributions on the first day of the month following the completion of six months of service.

Contributions

Each participant may contribute any whole percentage of their eligible compensation between 1% and 50%, subject to annual Internal Revenue Service (“IRS”) limitations. Through December 31, 2010, the Company made a matching contribution to the Plan equal to three times each participant’s contribution for the first 1% of eligible compensation contributed to the Plan and 1/2 of each additional 1% of each participant’s eligible compensation contributed to the Plan up to an additional 5%, resulting in a maximum matching contribution of 5.5% for a participant who contributed 6% or more of their eligible compensation. Effective January 1, 2011, the Company revised its matching policy, whereby the Company now makes a matching contribution to the Plan equal to two times each participant’s contribution for the first 1% of eligible compensation contributed to the Plan and ½ of each additional 1% of each participant’s eligible compensation contributed to the Plan up to an additional 5%, resulting in a maximum matching contribution of 4.5% for a participant who contributes 6% or more of their eligible compensation.  The Company funds its matching contribution in cash, which is invested as elected by the participant.  At its own discretion, the Company may make a discretionary contribution to the Plan (“Discretionary Contribution”) in any year, which would be allocable equally to all eligible participants employed by the Company at the end of the Plan year, provided that any such Discretionary Contribution for any Plan year may only be made out of current or accumulated Company earnings and profits, and may not exceed the maximum allowable as a deduction to the Company under Section 404 of the Code. No such Discretionary Contribution has been made to the Plan through December 31, 2011.

Covance 401(k) Savings Plan

Notes to Financial Statements (continued)

December 31, 2011 and 2010

1. Description of the Plan (continued)

Automatic Enrollment

Employees are automatically enrolled in the Plan approximately one month after their hire date at an initial contribution rate of 3% of their eligible compensation. Employees have the option to cancel their automatic enrollment at any time during the one month period.

Investment Elections

Participants may elect to have their contributions and Company matching contributions invested in any one or a combination of select funds offered by Fidelity Investments (“Fidelity”) in accordance with the Plan document. In addition, participants can elect to have contributions invested in the Covance Stock Fund.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, an allocation of any Discretionary Contributions and an allocation of the Plan’s earnings. Any Discretionary Contributions, if made, would be allocated pro rata based on participant account balances.  Earnings are allocated by fund based on the ratio of a participant’s account invested in a particular fund to all investments in that fund.

Vesting

Participants are immediately vested in their contributions and the allocated earnings thereon. Participants become 25%, 50% and 100% vested in Company contributions after two, three and four years of service, respectively. Participants become 100% vested in Company contributions regardless of years of service upon reaching age 65 or in the event of total and permanent disability or death.

Payment of Benefits

Each participant is entitled to receive the balance of their account upon retirement on or after age 65, or in the event of total and permanent disability or death. In addition, upon termination of employment with the Company, a participant may elect to be paid a lump sum amount equal to the value of the vested portion of their account balance. Participants entitled to a distribution of benefits with a vested account balance of $1,000 or less will automatically receive a lump sum payment. If the balance of a participant’s account exceeds $1,000 they can elect to receive either an immediate distribution or defer taking a distribution (but not beyond age 70 1/2). Payments shall be distributed in cash, except to the extent that a participant had previously elected otherwise under the terms of the Plan as in effect at the time of such election. Benefit distributions are recorded when paid.

Covance 401(k) Savings Plan

Notes to Financial Statements (continued)

December 31, 2011 and 2010

1. Description of the Plan (continued)

Loans to Participants

A participant may borrow from the Plan a minimum of $1,000 up to the lesser of (i) 50% of the value of the vested portion of their account balance on the date the loan is made or (ii) $50,000 less the highest outstanding loan balance in the last twelve months. A participant may only have one loan outstanding at any time. Loans bear interest at a rate of one percent above the Federal prime rate.

Forfeited Accounts

Employees who leave the Company prior to completing four years of service forfeit the unvested portion of the Company’s matching contributions. Forfeited amounts are invested in the Fidelity Managed Income Portfolio II Fund and are used to reduce future Company matching contributions and/or to pay Plan administration expenses. At December 31, 2011 and 2010, the balance of unused forfeited amounts available to offset future Company matching contributions and/or Plan administration expenses totaled $0.1 million and $0.7 million, respectively.  During 2011 and 2010, the Company utilized forfeited amounts totaling $1.8 million and $0.8 million, respectively, to offset matching contributions.

Plan Termination

Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time, subject to provisions of ERISA and the Plan. In the event of Plan termination, each participant’s account balance would become fully vested.

Plan Administration

The Plan is administered by the Benefits Administration Committee, which is appointed by the Compensation and Organization Committee of the Board of Directors of the Company. Fidelity Management Trust Company is the trustee of the Plan. Plan administration expenses can either be paid directly by the Company or paid through the liquidation of amounts forfeited under the Plan. When paid by the Company, these expenses are not reflected in the accompanying financial statements. When paid by the Plan, through the liquidation of amounts forfeited under the Plan, these expenses are reflected in the accompanying financial statements.

Covance 401(k) Savings Plan

Notes to Financial Statements (continued)

December 31, 2011 and 2010

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting.

Investments

The Plan’s investments are stated at fair value. Investments in the Covance Stock Fund and registered investment company funds are valued at quoted active market prices, except for the Fidelity Managed Income Portfolio II Fund, which is a stable value investment in a common collective trust valued at contract value (see note 4). Purchases and sales of securities are recorded on a trade date basis using the average cost method.

Notes Receivable from Participants

Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”). ASU 2011-04 amended the FASB Accounting Standards Codification 820, Fair Value Measurements and Disclosures (“ASC 820”) to converge the fair value measurement guidance in U.S. generally accepted accounting principles (“GAAP”) and International Financial Reporting Standards (“IFRSs”). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change particular principles in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. ASU 2011-04 is effective for fiscal years beginning after December 15, 2011 and should be applied prospectively.  Plan management does not expect ASU 2011-04 to have a significant impact on the Plan’s financial statements.

Covance 401(k) Savings Plan

Notes to Financial Statements (continued)

December 31, 2011 and 2010

3. Investments

During 2011 and 2010, the Plan’s investments, including investments purchased and sold as well as held during the year, (depreciated) appreciated in fair value as determined by quoted active market prices as follows:

	Net Realized and Unrealized (Depreciation) Appreciation in Fair Value of Investments
(Dollars in thousands)	2011	2010

Covance Stock Fund	$(7,735)	$(5,136)
Shares of registered investment companies	(16,664)	39,524
	$(24,399)	$34,388

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
(Dollars in thousands)	2011	2010

Covance Stock Fund	$70,325	$88,727
Fidelity Contrafund K	58,871	52,898
Fidelity Managed Income Portfolio II Fund	52,929	*
Fidelity Freedom K 2040 Fund	25,448	*
Fidelity Managed Income Portfolio Fund	*	41,487
Fidelity Equity Income K Fund	*	26,365

* Fair value did not exceed 5% of the Plan’s net assets available for benefits at year-end

Covance 401(k) Savings Plan

Notes to Financial Statements (continued)

December 31, 2011 and 2010

4. Common Collective Trusts

The Plan holds investments in guaranteed investment contracts at December 31, 2011 and 2010, respectively, through the Fidelity Managed Income Portfolio II Fund and the Fidelity Managed Income Portfolio I Fund (collectively the “FMIP Funds”), which are stable value investments in a common collective trust reflected at contract value. The investments in the FMIP Funds are included in the statements of net assets available for benefits under “Investments at fair value: Common collective trusts” at a fair value of $52.9 million and $47.6 million at December 31, 2011 and 2010, respectively. Fair value is calculated as the total fair value of the underlying assets plus the total wrapper rebid value (as applicable), which is calculated by discounting the annual rebid fee over the duration of the contract assets. In determining the net assets available for benefits, the FMIP Funds investments are recorded at their contract values, of $51.6 million and $47.2 million at December 31, 2011 and 2010, respectively, which are equal to the principal balance plus accrued interest.  The adjustment to reflect the FMIP Funds at fair value at December 31, 2011 and 2010 totaled ($1.3) million and ($0.4) million, respectively.

5. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 — Unadjusted quoted prices in active markets that are accessible to the Plan at the measurement date for identical assets and liabilities.

Level 2 — Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3 — Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

Covance 401(k) Savings Plan

Notes to Financial Statements (continued)

December 31, 2011 and 2010

5. Fair Value Measurements (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011 and 2010:

	Assets at Fair Value as of December 31, 2011
(Dollars in thousands)	Level 1	Level 2	Level 3	Total

Registered investment companies: (1)
Equity/Bond mutual funds	$233,302	$—	$—	$233,302
Lifecycle funds (2)	117,500	—	—	117,500
Balanced mutual funds	16,496	—	—	16,496
Covance stock fund	70,325	—	—	70,325
Common collective trusts (3)	—	52,929	—	52,929
Total	$437,623	$52,929	$—	$490,552

	Assets at Fair Value as of December 31, 2010
(Dollars in thousands)	Level 1	Level 2	Level 3	Total

Registered investment companies: (1)
Equity/Bond mutual funds	$233,911	$—	$—	$233,911
Lifecycle funds (2)	108,000	—	—	108,000
Balanced mutual funds	21,924	—	—	21,924
Covance stock fund	88,727	—	—	88,727
Common collective trusts (3)	—	47,574	—	47,574
Total	$452,562	$47,574	$—	$500,136

(1)          The fair values of the investments in these categories are based on quoted prices in an active market.

(2)          Includes investments in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances.  The funds share the common goal of first growing and then later preserving principal.

(3)          The common collective trusts are stable value investments designed to deliver safety and stability by preserving principal and accumulating earnings. The funds are primarily invested in guaranteed investment contracts and there are no redemption restrictions. The fair value of these funds is estimated based on the fair value of the underlying investment contracts in the funds, as reported by the issuer of the funds. The fair value differs from the contract value, the contract value of these funds was $51,643 and $47,177 as of December 31, 2011 and 2010, respectively (see Note 4).

Covance 401(k) Savings Plan

Notes to Financial Statements (continued)

December 31, 2011 and 2010

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that increases or decreases in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 22, 2012, which superseded the letter dated November 2, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan.  The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

Covance 401(k) Savings Plan

Notes to Financial Statements (continued)

December 31, 2011 and 2010

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2011 and 2010:

	December 31
(Dollars in thousands)	2011	2010

Net assets available for benefits per the financial statements	$498,045	$507,862
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,286	397
Net assets available for benefits per the Form 5500	$499,331	$508,259

9.  Related Party Transactions

The Plan holds investments in a common collective trust fund managed by Fidelity, the trustee of the Plan. Additionally, a portion of the Plan’s assets are invested in the Company’s common stock. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

Supplemental Schedule

EIN: 22-3265977
Plan # 001

Covance 401(k) Savings Plan

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2011

(Dollars in thousands)

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Cost	Current Value

	Value of interests in registered investment companies:
Fidelity Investments*	Fidelity Contrafund K**; 873,324 shares	***	$58,871
Fidelity Investments*	Fidelity Freedom K 2040 Fund**; 2,024,498 shares	***	25,448
Fidelity Investments*	Fidelity Freedom K 2030 Fund**; 1,964,979 shares	***	24,641
Fidelity Investments*	Fidelity Freedom K 2020 Fund**; 1,872,406 shares	***	23,274
Fidelity Investments*	Spartan US Bond Index Fund; 1,940,909 shares	***	22,864
Fidelity Investments*	Fidelity Equity Income K Fund**; 548,454 shares	***	22,646
Fidelity Investments*	Fidelity International Discovery K Fund**; 786,803 shares	***	21,661
Fidelity Investments*	Neuberger Berman Genesis Fund; 400,407 shares	***	18,591
Fidelity Investments*	Fidelity Balanced K Fund**; 907,349 shares	***	16,496
Fidelity Investments*	Baron Growth Institutional Fund; 272,267shares	***	13,981
Fidelity Investments*	Fidelity Export & Multinational K Fund**; 617,851 shares	***	12,765
Fidelity Investments*	Western Asset Core Plus Bond Fund; 1,036,191 shares	***	11,512
Fidelity Investments*	Fidelity Mid Cap Stock K Fund**; 408,685 shares	***	10,887
Fidelity Investments*	Spartan 500 Index Institutional Fund; 244,415 shares	***	10,876
Fidelity Investments*	Fidelity Freedom K 2050 Fund**; 780,008 shares	***	9,867
Fidelity Investments*	Fidelity Freedom K 2035 Fund**; 669,254 shares	***	8,386
Fidelity Investments*	Fidelity Freedom K 2045 Fund**; 600,108 shares	***	7,597
Fidelity Investments*	Fidelity Freedom K 2025 Fund**; 555,256 shares	***	6,907
Fidelity Investments*	Goldman-Sachs Mid-Cap Value Fund; 199,549 shares	***	6,699
Fidelity Investments*	Fidelity Capital Appreciation K Fund**; 260,877 shares	***	6,428
Fidelity Investments*	Oakmark Select I; 228,982 shares	***	6,407
Fidelity Investments*	Fidelity Freedom K 2010 Fund**; 529,243 shares	***	6,404
Fidelity Investments*	Spartan International Index Fund; 163,967shares	***	4,878
Fidelity Investments*	Fidelity Freedom K Income Fund**; 352,639 shares	***	3,985
Fidelity Investments*	Fidelity Freedom K 2015 Fund**; 319,225 shares	***	3,872
Fidelity Investments*	Fidelity Freedom K 2000 Fund**; 69,083 shares	***	790
Fidelity Investments*	Fidelity Freedom K 2005 Fund**; 26,225 shares	***	314
Fidelity Investments*	Spartan Extended Market Index Fund ; 4,321 shares	***	153
Fidelity Investments*	Janus Overseas I Fund; 3,130 shares	***	98
	Total value of interest in registered investment companies		367,298

Covance Inc. **	Covance stock fund:
	Common stock; 1,496,598 shares	***	68,425
	Fidelity Institutional Cash—Money Market CL1**; 1,900,173 shares	***	1,900
	Total value of Covance stock fund		70,325
Fidelity Investments*	Common collective trust: Fidelity Managed Income Portfolio II Fund**; 51,643,382 shares	***	52,929
	Total Investments		$490,552
Participant loans**	Interest rates ranging from 4.25% to 10.50% and maturing at various dates through 2024	***	$7,639

*                   Fidelity Investments Institutional Operations Company, Inc.

**            Party-in-interest

***     Not required as the investment is participant-directed

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the plan sponsor of the Covance 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

COVANCE 401(K) SAVINGS PLAN

Dated:	June 22, 2012

/s/ Linda Pojedinec
Linda Pojedinec
V.P. Global Rewards
Covance Inc.

Exhibit Index

Exhibit Number	Document

23.1	Consent of Independent Registered Public Accounting Firm